FIRST NATIONAL BANK OF COMMERCE
            FFN:  50224570002-002
            Page 1

                                                                    EXHIBIT 5.2

Internal Revenue Service                             Department of the Treasury
Plan Description:  Prototype Standardized
Profit Sharing Plan
FFN:  50224570002-002  Case: 9003928
EIN: 72-0269760                                      Washington, DC  20224
BPD:  02   Plan: 002  Letter Serial No. 0257896a
                                                     Person to Contact:  Mr. Dua

First National Bank of Commerce             Telephone  Number:  (202) 566-4708
210 Baronne Street
New Orleans, LA  70112                               Refer Reply to:  E:EP:Q:3

                                                     Date:  03/29/91


Dear Applicant:

In  our  opinion,  the  form of the plan identified above is acceptable  under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. This opinion relates only to the acceptability of the form of the plan under the Internal Revenue Code. It is not an opinion of the effect of other Federal or local statutes.

You must furnish a copy of this letter to each employer who adopts this plan. You are also required to send a copy of the approved form of the plan, any approved amendments and related documents to each Key District Director of Internal Revenue Service in whose jurisdiction there are adopting employers.

Our opinion on the acceptability of the form of the plan is not a ruling or determination as to whether an employer's plan qualifies under Code section 401(a). An employer who adopts this plan will be considered to have a plan qualified under Code section 401(a) provided all the terms of the plan are followed, and the eligibility requirements and contribution or benefit provisions are not more favorable for officers, owners, or highly compensated employees than for other employees. Except as stated below, the Key District Director will not issue a determination letter with regard to this plan.

Our  opinion  does  not  apply  to the form of the plan for purposes  of  Code section 401(a)(16) if: (1) an employer ever maintained another qualified plan for one or more employees who are covered by this plan, other than a specified paired plan within the meaning of section 7 of Rev. Proc. 89-9, 1989-6 I.R.B. 14; or (2) after December 31, 1985, the employer maintains a welfare benefit fund defined in Code section 419(e), which provides postretirement medical benefits allocated to separate accounts for key employees as defined in Code section 419A(d)(3). In such situations, the employer should request a determination as to whether the plan, considered with all related qualified plans and, if appropriate, welfare benefit funds, satisfies the requirements of Code section 401(a)(16) as to limitations on benefits and contributions in Code section 415.

If you, the plan sponsor, have any questions concerning the IRS processing of this case, please call the above telephone number. This number is only for use of the plan sponsor. Individual participants and/or adopting employers with questions concerning the plan should contact the plan sponsor. The plan's adoption agreement must include the sponsor's address and telephone number for inquiries by adopting employers.

If you write to the IRS regarding this plan, please provide your telephone number and the most convenient time for us to call in case we need more information. Whether you call or write, please refer to the Letter Serial Number and File Folder Number shown in the heading of this letter.

You should keep this letter as a permanent  record.   Please  notify us if you
modify or discontinue sponsorship of this plan.

                                                   Sincerely yours,


                                                   Chief, Employee Plans
                                                   Qualifications Branch